EXHIBIT 11

Radian Group Inc.
Schedule of Net (Loss) Income per Share

	Three Months Ended September 30,		Nine Months Ended September 30,
(In thousands, except per-share amounts and market prices)	2013	2012	2013	2012
Net (loss) income	$(12,682)	$14,325	$(233,354)	$(274,166)
Average diluted stock options outstanding	—	1,751	—	—
Average exercise price per share	$—	$2.46	$—	$—
Average market price per share—diluted basis	$—	$3.49	$—	$—
Average common shares outstanding	171,830	132,521	162,828	132,530
Increase in shares due to potential exercise of common stock equivalents—diluted basis (1)	—	1,512	—	—
Adjusted shares outstanding—diluted	171,830	134,033	162,828	132,530
Net (loss) income per share—basic	$(0.07)	$0.11	$(1.43)	$(2.07)
Net (loss) income per share—diluted	$(0.07)	$0.11	$(1.43)	$(2.07)
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(1)
As a result of our net loss for the three and nine months ended September 30, 2013, 43,289,967 shares of our common stock equivalents issued under our stock-based compensation arrangements and convertible debt were not included in the calculation of diluted net loss per share as of such dates because they were anti-dilutive. For the three months ended September 30, 2012, 2,479,966 shares of our common stock equivalents issued under our stock-based compensation arrangements were not included in the calculation of diluted net income per share as of such date because they were anti-dilutive. As a result of our net loss for the nine months ended September 30, 2012, 5,890,581 shares of our common stock equivalents issued under our stock-based compensation arrangements were not included in the calculation of diluted net loss per share as of such date because they were anti-dilutive.